Exhibit 2.2

EQUITY COMMITMENT LETTER

October 14, 2025

Fair Holdings, Inc.

[***]

[***]

Attention: Scott Painter

                     Leopold Visser

E-mail:       [***]

with a copy (which shall not constitute notice) to:

Perkins Coie LLP
1301 Second Ave
Seattle, WA 98101
Attention:	Troy Foster
Gina Eiben
E-mail:	TroyFoster@perkinscoie.com
GEiben@perkinscoie.com

Ladies and Gentlemen:

In connection with the Agreement and Plan of Merger dated as of the date hereof (as amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof, the “Merger Agreement”), by and among TrueCar, Inc., a Delaware corporation (the “Company”), Fair Holdings, Inc., a Delaware corporation (“Parent”), and Rapid Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), the undersigned investor (the “Investor”) commits to purchase, directly or indirectly, securities of Parent, subject only to the terms and conditions herein, for an aggregate purchase price in cash equal to the amount set forth on Exhibit A (the “Commitment”). The proceeds of the Commitment will be used solely for the purposes of Parent acquiring, directly or indirectly, 100% of the outstanding equity interests of the Company, which will be effected by the merger of Merger Subsidiary with and into the Company with the Company surviving such merger as a wholly-owned subsidiary of Parent, in each case, as further set forth in, and subject to the terms and conditions of, the Merger Agreement (the “Transaction”). This letter agreement is referred to herein as this “Equity Commitment Letter”. Capitalized terms used but not otherwise defined herein shall have the respective meanings given to them in the Merger Agreement.

1.              Commitment.

a.             Subject only to the terms and conditions set forth in Section 1(d) hereof, the Investor hereby irrevocably commits and agrees to acquire, directly or indirectly, the securities of Parent set forth on Exhibit A for an aggregate purchase price in cash equal to the Commitment. The proceeds from the Investor’s Commitment shall be used by Parent to pay a portion of the Required Amount at the Closing on the terms and subject to the conditions and limitations of the Merger Agreement, and for no other purpose. The Investor shall not be obligated to fund the Commitment (or any portion thereof) evidenced hereby except as expressly set forth herein. Investor shall not, under any circumstances, be obligated under this Equity Commitment Letter to contribute to Parent or any other Person more than the Investor’s Commitment in the aggregate.

b.             Notwithstanding anything to the contrary in this Equity Commitment Letter, the Investor may, upon prior written notice to Parent, allocate all or a portion of its Commitment (i) to one or more co-investors, subsidiaries, investment vehicles or similar entities who are Affiliates of Investor, or (ii) following fulfillment of the condition set forth in Section 1.d(iii) with respect to the Additional Financing Amount, to one or more co-investors, subsidiaries, investment vehicles or similar entities, whether or not such Person is an Affiliate of Investor (any Person of the type described in clause (i) or (ii), a “Syndicate Entity”), and the Commitment of the Investor will be reduced dollar-for-dollar by any amounts actually contributed in cash to Parent by such Syndicate Entity (and not returned) at or prior to the Closing, and any such Syndicate Entity will be deemed to have agreed to be bound by the terms and conditions of this Equity Commitment Letter and to have made the representations and warranties set forth in Section 4 hereof.

c.             Concurrently with the execution and delivery of this Equity Commitment Letter and the execution and delivery of the Merger Agreement by all parties to the Merger Agreement, the Investor has irrevocably deposited, as an advance against the Commitment, an amount of immediately available funds set forth opposite the caption “Deposited Amount” on Exhibit A (the “Deposited Amount”) with Parent, and Parent has irrevocably deposited (or on the date hereof shall irrevocably deposit) the Deposited Amount with the Company for the sole purpose of either (i) satisfying any obligation of Parent to pay the Parent Termination Fee or (ii) paying a portion of the Required Amount at the Closing pursuant to the Merger Agreement ((i) and (ii), the “Required Uses”). At the time the Investor funds the balance of the Commitment pursuant to this Section 1 hereof, the Deposited Amount shall, to the extent released by the Company in accordance with the Merger Agreement and applied to the payment of the Required Amount, be credited against the amount of the Commitment on a dollar-for-dollar basis. Investor authorizes Parent and the Company to use the Deposited Amount, together with any investment earnings and interest thereon, in whole or in part, in satisfaction of a Required Use (including any requirement to pay the Parent Termination Fee solely to the extent required under Section 10.3(c) of the Merger Agreement and any Enforcement Expenses payable in connection therewith), but no other purpose. In the event of the valid and effective termination of the Merger Agreement pursuant to its terms and the Parent Termination Fee is not payable to the Company in connection with such termination pursuant to the terms of the Merger Agreement, Parent shall exercise such rights under the Merger Agreement as are reasonably necessary to ensure that the Company promptly causes the Deposited Amount, together with any investment earnings and interest thereon, to be refunded to Parent pursuant to the terms of the Merger Agreement, and upon receipt of such amount, Parent shall promptly cause the Deposited Amount, together with any investment earnings and interest thereon, to be refunded to the Investor. Notwithstanding anything herein to the contrary, the Investor’s sole obligations in connection with the payment by Parent of the Parent Termination Fee shall be the deposit of the Deposited Amount with Parent pursuant to the first sentence of this Section 1(c), and in no event shall Investor be responsible for any additional amounts (including any Enforcement Expenses; provided, that any investment earnings or interest on the Deposited Amount may be used by the Company to pay for the Enforcement Expenses, if any, to which it is entitled pursuant to the terms of the Merger Agreement).

d.             Conditions Precedent. The Investor’s obligation to fund such Investor’s Commitment (other than, for clarity, with respect to the Deposited Amount) shall be conditioned solely upon:

(i)              the execution and delivery of the Merger Agreement by all parties to the Merger Agreement;

(ii)             the satisfaction or waiver (to the extent permitted under Applicable Law) of all conditions precedent to the Closing set forth in Section 9.1 and Section 9.2 of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, which conditions are capable of being satisfied if the Closing were to occur at such time);

(iii)            Parent shall have received duly executed equity and/or debt commitment letters from investors other than the Investor and its Affiliates, in forms reasonably satisfactory to the Investor and Parent, in an aggregate amount of at least $60.0 million (the “Additional Financing Amount”); and

(iv)           the Company has irrevocably confirmed to Parent in writing that the Company is ready and willing to consummate the Merger and the Company stood ready, willing and able to consummate the Merger and the Transactions.

e.             Neither the Investor nor any Affiliate thereof may rely on the failure of any condition set forth in Section 1(d) to be satisfied if such failure was primarily caused by (i) in the case of a failure of any of the conditions set forth in Section 1(d), the failure of Parent or Merger Subsidiary to perform any of their respective obligations under the Merger Agreement and (ii) in the case of a failure of any of the conditions set forth in Section 1.d.(ii) or Section 1.d.(iii), the failure of the Investor or any Affiliate thereof to perform any of their respective obligations under this Equity Commitment Letter.

f.              All obligations of the Investor relating to, arising out of or in connection with this Section 1 of this Equity Commitment Letter shall terminate automatically and immediately, and neither the Investor nor any Affiliate of Investor shall have any liability to any of the Company or any of its Affiliates pursuant to this Equity Commitment Letter or with respect to the Merger Agreement or the transactions contemplated thereby, upon the earliest to occur of: (i) the Investor funding the Commitment required to be funded by it hereunder, the occurrence of the Closing, and the payment of the Required Amount pursuant to the terms of the Merger Agreement, (ii) the valid and effective termination of the Merger Agreement in accordance with its terms or (iii) the initiation by the Company or any of its Affiliates or representatives of any Proceeding alleging or asserting that any provision of this Equity Commitment Letter is illegal, invalid or unenforceable in whole or in part or that the Investor is liable in excess of or to a greater extent than the Commitment or, if the Merger Agreement has been validly and effectively terminated in accordance with its terms and the Parent Termination Fee and any Enforcement Expenses are payable pursuant to the Merger Agreement, the Deposited Amount, together with any investment earnings and interest thereon; provided, that in the case of the preceding clauses (ii) or (iii), if there is a dispute as to whether there has been a valid and effective termination of the Merger Agreement or whether the Parent Termination Fee or any Enforcement Expenses are payable in connection therewith, the obligations of Investor set forth in this Equity Commitment Letter shall not terminate until a court of competent jurisdiction issues a final, non-appealable Order holding that there has been a valid and effective termination of the Merger Agreement.

2.              No Recourse. Subject to Section 3 below, notwithstanding anything that may be expressed or implied in this Equity Commitment Letter to the contrary, by its acceptance hereof, Parent acknowledges, covenants and agrees, on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of any of them, that all Proceedings (in each case, whether at law or in equity, and whether sounding in Contract, tort, statute or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Equity Commitment Letter, or the negotiation, execution, performance, or breach (whether willful, intentional, unintentional or otherwise) of this Equity Commitment Letter, including, without limitation, any representation or warranty made or alleged to be made in, in connection with, or as an inducement to, this Equity Commitment Letter (each of such above-described legal or equitable theories or sources of liability, a “Claim”) may be made only against (and are expressly limited to) the Investor as expressly identified in the preamble to and signature page(s) of this Equity Commitment Letter. No Person other than the Investor including, without limitation, (i) any past, present or future director, officer, employee, incorporator, member, partner, manager, direct or indirect equity holder, management company, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to (all above-described Persons in this subclause (i), collectively, “Affiliated Persons”) the Investor or any Affiliate of the Investor, and (ii) any Affiliated Persons of such Affiliated Persons (the Persons in subclauses (i) and (ii) other than the Investor and any Syndicate Entity, together with their respective successors, assigns, heirs, executors or administrators, collectively, “Non-Parties” and each, individually, a “Non-Party”) shall have any liability or obligation whatsoever in respect of, based upon or arising out of any Claims arising under this Equity Commitment Letter.

3.              Enforcement. This Equity Commitment Letter shall be binding on the Investor solely for the benefit of Parent, and nothing set forth in this Equity Commitment Letter shall be construed to confer upon or give any Person, other than Parent, any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the Commitment or any other provision of this Equity Commitment Letter; provided, however, that subject to (i) the terms and conditions of the Merger Agreement, including, without limitation, Section 11.11 thereof, and (ii) fulfillment of the conditions precedent to Investor funding the Commitment set forth in Section 1(d) hereof, the Company is hereby made a third party beneficiary of the rights granted to Parent hereunder only for the purpose of obtaining specific performance of Parent’s right to cause the Commitment to be funded under Section 1 hereof, which right of specific performance may be sought directly against the Investor or indirectly through Parent, but, in each case, solely pursuant to the terms hereof, and for no other purpose.

4.              Representations and Warranties. The Investor hereby represents and warrants to Parent that (a) it has all requisite power and authority to execute, deliver and perform this Equity Commitment Letter, (b) the execution, delivery and performance of this Equity Commitment Letter by the Investor (i) has been duly and validly authorized and approved by all necessary action by it, and (ii) shall not result (x) in any material breach or violation of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a default) under, any Applicable Law, or (y) in a material breach or violation of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, any of the terms, conditions or provisions of (1) any material Contract to which the Investor is a party or otherwise bound or (2) the Investor’s organizational documents, (c) this Equity Commitment Letter has been duly and validly executed and delivered by it and (assuming due execution and delivery of this Equity Commitment Letter by Parent) constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws affecting creditors’ rights generally and general principals of equity, (d) the Investor has, and will have for so long as this Equity Commitment Letter shall remain in effect, available and unrestricted funds in excess of the Commitment hereunder plus the aggregate amount of all other commitments and obligations it has outstanding at such time, (e) payment in full of the sum of its Commitment shall not result in a breach or violation of any applicable concentration limits or similar restrictions applicable to the Investor, and (f) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Equity Commitment Letter by the Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Equity Commitment Letter by the Investor.

5.              Certain Waivers. The Investor agrees that the obligations of the Investor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (a) the failure or delay on the part of Parent to assert any claim or demand or to enforce any right or remedy against the Investor (or any permitted assignee); (b) any change in the time, place or manner of payment of the Commitment, or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement made in accordance with the terms thereof (so long as any such amendments or modifications do not increase the amount of the Commitment); (c) any change in the legal existence, structure or ownership of Parent or the Investor (or any permitted assignee); (d) the existence of any claim, set-off or other right which any Investor (or any permitted assignee) may have at any time against Parent, whether in connection with the Commitment or otherwise; (e) the adequacy of any other means Parent may have of obtaining payment related to the Commitment or any other commitment by any other investor executing a substantially similar commitment letter agreement with respect to the Transaction; (f) any right to assert against Parent or any other investor executing a substantially similar commitment letter agreement with respect to the Transaction, as a defense, counterclaim, crossclaim or set-off, any defense, counterclaim, claim, right of recoupment or set-off that it may at any time have against Parent or such other investor (including, without limitation, failure of consideration, fraud, fraudulent inducement, statute of limitations, payment, accord and satisfaction and usury); or (g) any other circumstance that might otherwise constitute a legal or equitable discharge of, or a defense, set-off or counterclaim available to the Investor other than the funding in full of the Investor’s Commitment in accordance herewith or the valid and effective termination of this Equity Commitment Letter in accordance with its terms. The Investor expressly waives any and all rights or defenses arising by reason of any Applicable Law which would otherwise require any election of remedies by Parent other than those available under the Merger Agreement. Except as set forth herein, the Investor waives promptness, diligence, notice of non-performance, default, dishonor and protest, notice of any Commitment incurred and all other notices of any kind (other than notices expressly required to be provided to the Investor hereunder), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar Applicable Law now or hereafter in effect or any right to require the marshaling of assets of Parent or the Investor (or any permitted assignee hereunder) with respect to the Commitment or the Transaction. The Investor acknowledges that it will receive substantial direct and indirect benefits from the Transaction and that the waivers set forth in this Equity Commitment Letter are knowingly made in contemplation of such benefits.

6.              No Assignment. The Commitment evidenced by this Equity Commitment Letter shall not be assignable by Parent, on the one hand, or, except to the extent permitted by the express terms by Section 1(b) hereof, the Investor, on the other hand, without the prior written consent of the Investor (in the case of an assignment by Parent) or Parent (in the case of an assignment by Investor), and such consent, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment; provided, that any such permitted assignment shall not relieve the Investor of its obligations hereunder and Parent (and the Company, solely to the extent permitted herein) shall be entitled to pursue all rights and remedies against the Investor subject to the terms and conditions of this Equity Commitment Letter and the Merger Agreement. Any purported assignment of the Commitment in contravention of this Section 6 shall be null and void.

7.              Amendment. This Equity Commitment Letter may not be amended except pursuant to a written document duly executed by each of the Investor and Parent, and, if required under the terms of the Merger Agreement, consented to in writing by the Company.

8.              Third Party Beneficiary. Except for the Company (to the extent set forth in Sections 3, 6, 7 and 13 hereof), no Person other than Parent shall be entitled to rely upon this Equity Commitment Letter, and this Equity Commitment Letter shall be binding upon and inure solely to the benefit of each party hereto and nothing herein or in any other agreement (including, without limitation, the Merger Agreement), express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies whatsoever under or by reason of this Equity Commitment Letter. In furtherance of the foregoing, no creditor of Parent or any of its Affiliates (except for the Company, to the extent set forth in Sections 3, 6, 7 and 13 hereof) shall have any right to enforce this Equity Commitment Letter or to cause Parent to enforce this Equity Commitment Letter.

9.              Governing Law. THIS EQUITY COMMITMENT LETTER SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OR CHOICE OF LAW PRINCIPLES THEREOF.

10.            Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

a.              Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, in the event any dispute arises out of or is related to this Equity Commitment Letter, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Proceeding relating to this Equity Commitment Letter or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, and (iv) waives any objection that it may now or hereafter have to the venue of any such Proceeding in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom or that such Proceeding was brought in an inconvenient court and agrees not to plead or claim the same. Each party hereto hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 11.1 of the Merger Agreement, or in the case of the Investor on the signature page hereto, shall be effective service of process for any Proceeding in connection with this Equity Commitment Letter.

b.              EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS EQUITY COMMITMENT LETTER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS EQUITY COMMITMENT LETTER. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING RELATED TO ANY OF ITS SUBSIDIARIES IN CONNECTION WITH THIS EQUITY COMMITMENT LETTER. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS EQUITY COMMITMENT LETTER BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10(b).

11.            Severability. Any term or provision of this Equity Commitment Letter that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that this Equity Commitment Letter may not be enforced without giving effect to the provisions in Sections 1, 2, and 3. No party hereto shall assert, and each party hereto shall cause its respective Affiliates not to assert, that this Equity Commitment Letter or any part hereof is invalid, illegal or unenforceable.

12.            Miscellaneous. This Equity Commitment Letter may be executed in any number of counterparts (including by electronic mail portable document format (*.pdf), electronic signature or similar electronic means), and each such counterpart when delivered shall be deemed to be an original instrument, but all such counterparts together shall constitute one agreement. The provisions of this Equity Commitment Letter contain the entire agreement of the parties hereto with respect to the subject matter hereof and supersede any prior oral or written agreements, undertakings, understandings, discussions, negotiations or proposals relating to the subject matter hereof. The headings contained in this Equity Commitment Letter are for convenience purposes only and will not in any way affect the meaning or interpretation hereof. All parties hereto acknowledge that each party and its counsel have participated in the drafting and negotiation of this Equity Commitment Letter and that any rules of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Equity Commitment Letter.

13.            Confidentiality. This Equity Commitment Letter shall be treated as strictly confidential and is being provided to Parent (and made available to the Company) solely in connection with the Merger Agreement and the Transactions. This Equity Commitment Letter may not be used, circulated, quoted or otherwise referred to in any document, except the Merger Agreement or with the written consent of the Investor. Notwithstanding the foregoing, this Equity Commitment Letter may be provided to the Company, its affiliates, advisors and representatives who have been directed to treat this Equity Commitment Letter as confidential, and on the condition that the Company agrees to treat, and shall cause its affiliates, advisors and representatives to so treat, this Equity Commitment Letter as confidential; provided, that the Company, Parent, or the Investor may disclose such information to the extent required in connection with the enforcement of the terms of this Equity Commitment Letter, the Merger Agreement or any ancillary documents, or as required by Applicable Law, any Governmental Authority, the applicable rules of any national securities exchange or in connection with any U.S. Securities and Exchange Commission filings in relation to the Transactions.

[Remainder of Page Intentionally Blank]

If the foregoing is acceptable to you, please sign and return a copy of this Equity Commitment Letter.

Very truly yours,

INVESTOR:

ALPHA AUTO 2, LLC

By:	/s/ Ali Ahmed
Name:	Ali Ahmed
Title:	Manager

Address:

Ali Ahmed

5875 NW 163rd St.

Suite 104

Miami Lakes, Florida 33014

Email: [***]

with a copy (which shall not constitute notice) to each of:

Abbigail Webb, Esq.	Greenberg Traurig, P.A.
5875 NW 163rd St.	401 East Las Olas Blvd., Suite 2000
Suite 105	Fort Lauderdale, FL 33301
Miami Lakes, Florida 33014	Attention: Zach Schlichter
Email: [***]	Email: schlichterz@gtlaw.com

Accepted and Acknowledged:

PARENT:

FAIR HOLDINGS, INC.

By:	/s/ Scott Painter
Name:	Scott Painter
Title:	President

[Signature Page to Equity Commitment Letter (Investor)]

EXHIBIT A

Commitment Amount: $164,000,000

Security for the Commitment Amount: Series A Preferred Stock of Parent1

Deposited Amount: $15,000,000

1 On the terms reflected in the Project Rapid Term Sheet dated September 30, 2025, duly executed by Investor and Parent.